Teva Announces Exclusive Launch of a Generic Version of Reyataz® in the United
States

Jerusalem, December 27, 2017— Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the exclusive launch of a generic version of Reyataz®1 (atazanavir) capsules in the U.S.

Atazanavir sulfate capsules are a protease inhibitor indicated for use in combination with other antiretroviral agents for the treatment of HIV-1 infection for patients 6 years and older weighing at least
15 kg.

“The exclusive launch of our generic version of Reyataz marks our fifth generic product offering for the treatment of HIV-1 infection,” said Brendan O’Grady, Executive Vice President, North America Commercial at Teva. “Antiviral medications continue to be a focus for Teva Generics, and this is an important addition to our portfolio.”

With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in seven generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Reyataz® had annual sales of approximately $402 million in the U.S., according to IMS data as of October 2017.

About Atazanavir Sulfate Capsules

Atazanavir sulfate capsules are indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection for patients 6 years and older weighing at least 15 kg. Limitations of Use: Atazanavir is not recommended for use in pediatric patients below the age of 3 months due to the risk of kernicterus. Use of atazanavir/ritonavir in treatment-experienced patients should be guided by the number of baseline primary protease inhibitor resistance substitutions.

Important Safety Information
Atazanavir sulfate capsules are contraindicated:

in patients with previously demonstrated clinically significant hypersensitivity (e.g., Stevens-Johnson syndrome, erythema multiforme, or toxic skin eruptions) to any of the components of atazanavir sulfate capsules.

when coadministered with drugs that are highly dependent on CYP3A or UGT1A1 for clearance, and for which elevated plasma concentrations of the interacting drugs are associated with serious and/or life-threatening events.

when coadministered with drugs that strongly induce CYP3A and may lead to lower exposure and loss of efficacy of atazanavir sulfate.

Atazanavir sulfate has been shown to prolong the PR interval of the electrocardiogram. In healthy volunteers and in patients, abnormalities in atrioventricular (AV) conduction were asymptomatic and generally limited to first-degree AV block. There have been reports of second-degree AV block and other conduction abnormalities.

In controlled clinical trials, rash (all grades, regardless of causality) occurred in approximately 20% of patients treated with atazanavir sulfate. Rashes were generally mild-to-moderate maculopapular skin eruptions. Cases of Stevens-Johnson syndrome, erythema multiforme, and toxic skin eruptions, including drug rash, eosinophilia, and systemic symptoms (DRESS) syndrome, have been reported in patients receiving atazanavir sulfate.

Patients with underlying hepatitis B or C viral infections or marked elevations in transaminases before treatment may be at increased risk for developing further transaminase elevations or hepatic decompensation. Chronic kidney disease in HIV-infected patients treated with atazanavir, with or without ritonavir, has been reported during postmarketing surveillance. Cases of nephrolithiasis and/or cholelithiasis have been reported during postmarketing surveillance in HIV-infected patients receiving atazanavir sulfate therapy.

Initiation of medications that inhibit or induce CYP3A may increase or decrease concentrations of atazanavir sulfate with ritonavir, respectively. These interactions may lead to:

clinically significant adverse reactions potentially leading to severe, life-threatening, or fatal events from greater exposures of concomitant medications.

clinically significant adverse reactions from greater exposures of atazanavir sulfate with ritonavir.

loss of therapeutic effect of atazanavir sulfate with ritonavir and possible development of resistance.

Other possible serious adverse reactions include hyperbilirubinemia; diabetes mellitus/hyperglycemia; immune reconstitution syndrome; redistribution/accumulation of body fat; and hemophilia. Various degrees of cross-resistance among protease inhibitors have been observed.

The most common adverse reactions ( 2%) in clinical trials were nausea, jaundice/scleral icterus, rash, headache, abdominal pain, vomiting, insomnia, peripheral neurologic symptoms, dizziness, myalgia, diarrhea, depression, and fever.

For more information, please see accompanying Full Prescribing Information.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Reyataz®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of atazanavir sulfate;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to the potential benefits and success of our new organizational structure and recent senior management changes; the potential success and our ability to effectively execute a restructuring plan; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	Reyataz® is a registered trademark of Bristol-Myers Squibb Company